UNITED STATES OF AMERICA
                    BEFORE THE SECURITIES AND EXCHANGE COMMISSION

          _____________________________________________
                                                       :
                    In the Matter of                   :
                                                       :
          AMERICAN ELECTRIC POWER COMPANY, INC.        :    CERTIFICATE OF
                    1 Riverside Plaza                  :     NOTIFICATION
                  Columbus, Ohio 43215                 :         NO. 14
                                                       :
                       (70-8429)                       :
                                                       :
          (Public Utility Holding Company Act of 1935) :
          _____________________________________________:


               THIS IS TO CERTIFY THAT AMERICAN ELECTRIC POWER COMPANY, INC. ("American"), in accordance with the terms and conditions of, and for the purposes represented by, the Application - Declaration herein and the Order of the Securities and Exchange Commission with respect thereto, dated December 22, 1994, HCAR No. 35-26200 (the "Order"), has carried out the transactions set forth below:

               1.   During  the  calendar  quarter  ended  June  30,  1998,
          American guaranteed the bank loans to AEP Resources, Inc. ("Resources") listed on Exhibit A attached hereto.

                    (a)  During the  calendar quarter ended  June 30, 1998,
          Resources  made  $9,350,000  in   capital  contributions  to  AEP
          Resources Delaware, Inc. as follows:

               (i)  $4,197,000 on April 13, 1998
              (ii)  $   88,000 on April 23, 1998
             (iii)  $3,096,000 on May 14, 1998
              (iv)  $1,654,000 on June 17, 1998
               (v)  $  315,000 on June 22, 1998

                    (b)  Resources    made    $5,532,719.15   in    capital
          contributions to AEP Resources International, Limited ("AEPRIL") as follows:

               (i)  $   63,376.83 on April 2, 1998
              (ii)  $1,875,060.00 on April 13, 1998
             (iii)  $   69,300.00 on April 23, 1998
              (iv)  $  200,000.00 on April 23, 1998
               (v)  $   35,069.76 on April 30, 1998
              (vi)  $1,742,400.00 on May 14, 1998
             (vii)  $   28,852.56 on June 2, 1998
            (viii)  $1,494,900.00 on June 17, 1998
              (ix)  $   23,760.00 on June 22, 1998

                    (c)  Resources   also   made   $63,865.85  in   capital
          contributions to AEP Resources Project Management Company, Ltd. ("AEPPMC") as follows:

               (i)  $      640.17 on April 2, 1998
              (ii)  $   18,940.00 on April 13, 1998
             (iii)  $      700.00 on April 23, 1998
              (iv)  $      354.24 on April 30, 1998
               (v)  $   17,600.00 on May 4, 1998
              (vi)  $      291.44 on June 2, 1998
             (vii)  $   15,100.00 on June 17, 1998
            (viii)  $   10,240.00 on June 22, 1998

          AEP Resources Delaware, Inc., AEPRIL and AEPPMC are Project Parents for Nanyang General Light Electric Co. Ltd., a foreign utility company.

               2. During the calendar quarter ended June 30, 1998, Resources made $11,350 in capital contributions to AEPR Global Ventures B.V. as follows: (i) $1,350 on April 3, 1998 and (ii) $10,000 on April 15, 1998. AEPR Global Ventures B.V. is a Project Parent, formed to bid on an interest in Loy Yang Power, which would have been a foreign utility company.

               3. American's total investments for the year-to-date is $45,389,000.

               This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.


                                  AMERICAN ELECTRIC POWER COMPANY, INC.


                                   By:  /s/ A. A. Pena
                                        Treasurer

          August 27, 1998

                                                                     certnot.14



                                                                  Exhibit A


                     AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                CASH MANAGEMENT SYSTEM

                           QUARTERLY SHORT-TERM DEBT REPORT
                                 AEP RESOURCES, INC.



        Issue      Maturity            Interest      Principal                      Maturity
        Date         Date      Days     Rate %        Borrowed       Interest         Value

      04/06/98     04/28/98     22      5.8300    $    200,000.00  $    712.56   $    200,712.56
      04/13/98     04/28/98     15      5.7659       6,325,000.00    15,195.55      6,340,195.55
      04/15/98     04/28/98     13      5.7600      32,100,000.00    66,768.00     32,166,768.00
      04/21/98     04/28/98      7      5.7800       1,200,000.00     1,348.67      1,201,348.67
      04/23/98     04/28/98      5      5.7400         300,000.00       239.17        300,239.17
      04/28/98     05/13/98     15      5.7659      42,000,000.00   100,903.25     42,100,903.25
      05/08/98     05/28/98     20      5.8100         300,000.00       968.33        300,968.33
      05/13/98     05/28/98     15      5.7759      42,350,000.00   101,920.57     42,451,920.57
      05/14/98     06/15/98     32      5.7800       5,000,000.00    25,688.89      5,025,688.89
      05/26/98     06/17/98     22      5.7600       1,000,000.00     3,520.00      1,003,520.00
      05/28/98     06/15/98     18      5.7759      17,800,000.00    51,405.51     17,851,405.51
      06/05/98     06/17/98     12      5.8000         150,000.00       290.00        150,290.00
      06/08/98     06/17/98      9      5.7600         300,000.00       432.00        300,432.00
      06/15/98     06/17/98     63      5.8718      21,400,000.00   219,898.91     21,619,898.91
      06/16/98     06/30/98     14      5.7600       4,275,000.00     9,576.00      4,284,576.00
      06/17/98     06/30/98     13      5.7600       4,700,000.00     9,776.00      4,709,776.00
      06/18/98     06/30/98     12      5.7750       2,000,000.00     3,850.00      2,003,850.00
      06/30/98     07/15/98     15      6.1875       2,000,000.00     5,156.25      2,005,156.25
      06/30/98     07/15/98     15      5.8900       8,975,000.00    22,026.15      8,997,026.15
                                           TOTAL   192,375,000.00   639,675.81    193,014,675.82

                  AEP RESOURCES, INC. TOTAL       $192,375,000.00  $639,675.81   $193,014,675.82

            Average Number of Days  17.74
            Weighted Average Rate    5.7904